January 30, 2009

VIA EDGAR AND BY OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 7010

Washington, D.C. 20549-7010

RE:	Och-Ziff Capital Management Group LLC
Form 10-K for the fiscal year ended December 31, 2007
Filed March 26, 2008
File #1-133805

Dear Mr. Cash:

On behalf of Och-Ziff Capital Management Group LLC, a Delaware limited liability company (the “Company”), this letter responds to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 18, 2008 relating to the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended June 30, 2008 and September 30, 2008. For the convenience of the Staff, each Staff comment is followed by the Company’s response to that comment.

Form 10-Q for the quarterly period ended June 30, 2008

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

General

1.	We note your response to our prior comment six and the additional disclosures you have included. We continue to believe that you should revise future filings to include more specific and quantitative information regarding how significant withdraw[al]s from your funds and fund performance impacts your revenues and expenses. For example, we note your disclosure on page 30 of your Form 10-Q for the quarterly period ended September 30, 2008 that you incurred $718.5 million in redemptions in September 2008 and that you experienced performance related depreciation of $2.5 billion in the quarter then ended. However, it does not appear that you have provided specific quantitative information regarding how these withdraws and depreciation impacted your operating results during the period presented.

Och-Ziff Capital Management Group LLC

January 30, 2009

To address the Staff’s comment, the Company respectfully advises that the September 2008 redemptions of $718.5 million, net of October 1, 2008 capital inflows, and third quarter performance depreciation of $2.5 billion had the following impacts on the third quarter results of operations:

September 2008 redemptions, net of October 1, 2008 capital inflows, refer to redemption requests received through September 2008, which were paid and included in determining October 1, 2008 assets under management. Accordingly, these redemptions had no impact on third quarter results of operations. Instead, these redemptions and net capital inflows impacted our management fees in the fourth quarter. Third quarter 2008 performance depreciation did not impact our third quarter results of operations, as management fees are charged quarterly based on the amount of assets under management at the beginning of the quarter; therefore, the third quarter 2008 performance depreciation impacted our fourth quarter management fees.

In light of the Staff’s comment, the Company undertakes to provide additional disclosures in its future filings, including the Company’s annual report on Form 10-K for the year ended December 31, 2008 (the “Form 10-K”) to clarify that redemption requests received in the quarter generally impact assets under management at the beginning of the following quarter when management fees are paid, and that investment performance during one quarter generally impacts management fees for the subsequent quarter, as management fees are generally charged quarterly based on the amount of assets under management at the beginning of each quarter.

Under “Understanding our Results – Assets Under Management and Fund Performance” the Company proposes to revise the disclosures previously made in its Form 10-Q for the quarter ended September 30, 2008 (the “Form 10-Q”) substantially as follows, and include the disclosure in its Form 10-K:

Understanding Our Results

Assets under Management and Fund Performance

Our results are primarily driven by the combination of the amount of assets under management and the investment performance of our funds. Positive investment performance and preservation of fund investor capital are the principal determinants of the long-term success of our business because they enable us to grow assets under management organically as well as attract new capital and minimize redemptions by our fund investors. Conversely, poor investment performance ~~would slow the~~slows our growth, decreases our assets under management and can result in investor redemptions.

We typically accept new investors and additional investments from existing investors into our funds on a monthly basis on the first day of each month. Investors in our funds (other than investors in special investments, certain real estate funds and other new businesses) have the right to redeem their interests in a fund, generally on a quarterly ~~or annual~~ basis (although some investors may redeem their interests in a fund monthly), following an initial lock-up period of one to three years. The lock-up requirements for the funds may generally be waived or modified in the sole discretion of the fund’s general partner or board of directors, as applicable. The ability of investors to contribute capital to and redeem ~~investments~~ capital from ~~in~~ our funds causes our assets under management to fluctuate from period to period. Fluctuations in assets under management also result from our funds’ ~~actual~~ investment performance due to the retention or reinvestment of fund profits and impact of fund losses. Fluctuations in assets under management due to investor

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January 30, 2009

contributions and redemptions and resulting from fund performance directly impact the revenues we earn from ~~our~~ management fees and incentive income.

As our assets under management fluctuate, our management fee revenues fluctuate~~because we charge management fees~~. Management fee rates typically range from 1.5% to 2.5% of assets under management annually and currently average approximately 1.7% annually, taking into account non-fee paying assets under management. Management fees are calculated on a quarterly basis, based on assets under management~~,~~ as of the first day of each quarter. Capital contributions made during a quarter are charged a pro rata management fee. ~~typically 1.5% to 2.5% annually, generally at the beginning of each quarter, which is when quarterly redemptions are paid and capital inflows are accepted. Incentive income also fluctuates with the investment performance of our funds~~. Requests for redemptions submitted during a quarter generally are paid on the first day of the following quarter. Accordingly, quarterly redemptions will have no impact on management fees during the quarter in which they are submitted. Instead, these redemptions decrease assets under management as of the first day of the following quarter, which reduces management fees for that quarter. Similarly, fund investment performance during a quarter impacts management fees calculated for the following quarter. In addition, annual fund investment performance determines our incentive income because generally we earn 20% of ~~the~~any net profits earned by the funds on an annual basis.

Accordingly, our revenues are directly impacted by the value of our assets under management. Management fees are directly impacted by any increase or decrease in our assets under management, whether due to investor capital flows or fund investment performance, while incentive fees are directly impacted by our funds’ performance and indirectly impacted by increases and decreases in assets under management. To the extent that our assets under management change, our total revenues will change. For example, a $1 billion increase or decrease in assets under management would generally increase or decrease annual management fees by approximately $17 million, assuming no material changes in current average management fee rates and taking into account non-fee paying assets under management. If net profits attributable to a fee-paying fund investor were $1 billion, we generally would earn incentive income equal to $200 million, assuming no change in current incentive income rates. In years when our funds experience negative investment performance, for most of our funds, there is a one-year high-water mark. Generally, if the high-water mark is not recouped during the year following the loss, the high-water mark is eliminated, allowing us to earn incentive income during the second year following the loss, even if the full amount of the prior year’s investor’s loss had not been recouped. If the high-water mark is recouped during the year, we would then be able to earn incentive income during that year.

In addition, under “Results of Operations –Assets Under Management and Fund Performance” the Company proposes to include disclosure in the Form 10-K substantially as follows:

Our assets under management declined substantially during 2008 due primarily to the unprecedented global capital market conditions in 2008, particularly during the third and fourth quarters. These conditions resulted in substantial declines in the values of most asset classes worldwide, a continued lack of liquidity across the global capital markets and ensuing record levels of volatility in the equity markets worldwide, the failures or reorganizations of significant global financial institutions and other businesses, and government interventions globally in efforts to stem a deeper global economic crisis. Our business has been adversely affected by these global market conditions. As a result, the investment returns in each of our master funds were adversely affected, most significantly in the third and fourth quarters of the year.

In 2008, our funds experienced both performance-related depreciation of $             billion and net investor outflows of $             billion as institutional investors re-balanced and/or reduced their exposures to hedge funds and the capital markets generally. In addition, the performance-related depreciation of our funds resulted in a minimal amount of incentive income earned in 2008.

Och-Ziff Capital Management Group LLC

January 30, 2009

Due to the decrease in assets under management during 2008 and in light of current global economic conditions, we expect that management fees will be lower in future quarters compared to prior periods until assets under management begin to increase. In addition, we may not earn incentive income in 2009 due to the high-water marks set in 2008 with respect to fund investor losses resulting from negative fund investment performance for the year. See “ – Liquidity and Capital Resources” for additional information about our liquidity.

Tax Receivable Agreement, page 38

2.	We note your response to our prior comment eight. Given that your tax receivable agreement represents a significant obligation, we continue to believe that it should be reflected within your contractual obligations table. You may also include a footnote which discusses the uncertainties surrounding the timing and amounts related to this obligation.

In response to the Staff’s comment, the Company undertakes to reflect within the contractual obligations table included in the Form 10-K the estimated obligations under the tax receivable agreement. The estimated amounts will be shown on a separate line in the table and we will footnote the uncertainties associated with the timing and amounts of this obligation.

Critical Accounting Policies and Estimates, page 41

Income Taxes, page 44

3.	We note your response to our prior comment eleven. As previously requested, please revise your disclosure in future filings to quantify your reliance on future taxable income and to explain the material assumptions you used to determine realization of the deferred tax asset is more likely than not.

In response to the Staff’s comment, the Company plans to revise the discussion of critical accounting policies and estimates relating to income taxes previously included in its Form 10-Q substantially as shown in the blacklined text below, and include that text in the Form 10-K:

Income Taxes

We use the asset and liability method of accounting for deferred income taxes pursuant to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“SFAS 109”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the carrying amounts of existing assets and liabilities and their respective tax bases.

Under SFAS 109, a valuation allowance is established when management believes it is more likely than not that a deferred tax asset will not be realized. As of ~~September 30,~~December 31, 2008, the Company’s determination of whether it is more likely than not that deferred tax assets will be realized was based solely on management’s estimates of future taxable income. ~~We~~ Based on current projections of taxable income, we have not established a valuation allowance with respect to our deferred tax asset because, as of ~~September 30,~~December 31, 2008, we determined that our estimated future taxable income would be sufficient to realize the deferred tax asset.

Substantially all of our deferred tax asset relates to the goodwill and other intangible assets deductible for tax purposes that arose in connection with our purchase of Och-Ziff Operating Group A Units from our founding owners with proceeds from the Offerings and from subsequent

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January 30, 2009

payments to our founding owners made under the tax receivable agreement. In accordance with relevant provisions of the Internal Revenue Code, we expect to take these deductions over the 15-year period following the Offerings. As a result, our analysis of whether we will have sufficient future taxable income to realize these deductions is based solely on estimates of taxable income over the same period.

Our estimates of future taxable income are based on long-term projections for our business and assets under management, including heavy reliance on projections of fund investment performance and fund investor flows that, in turn, are based on our historical experience and near-term operating budget. Gradually less weight is given to projections for years further into the future.

Any significant changes in assets under management, whether as a result of changes in fund performance and fund investor inflows and/or redemptions, may have a material impact on management’s projections and conclusions regarding the ability to realize the deferred tax asset. Management reviews and updates its projections and conclusions, including the assumptions underlying the projections and conclusions, on a regular basis. Actual taxable income and income taxes could vary from these estimates due to differences in actual results from projected results, future changes in income tax law, state income tax apportionment or the outcome of any review of our tax returns by the taxing authorities.

Form 10-Q for the period ended September 30, 2008

Liquidity and Capital Resources, page 37

4.	We note your disclosure that you expect your existing cash resources to be sufficient to meet your anticipated working capital and capital expenditure requirements for at least the next twelve months. In future filings, please address the sources of cash that are available to support all your liquidity requirements for the next twelve months and address any other material use of cash during the next twelve months. Please explain how you determined existing cash resources will be sufficient to meet your short-term needs. For example, it may be useful for investors in understanding your liquidity position if you provide detailed and quantified disclosures about significant changes in each source of cash inflows from period to period and the impact of these changes on your liquidity and capital resources as well as how you determined that these sources will be sufficient to meet your current and long-term liquidity needs.

The Company proposes to include in its discussion of liquidity and capital resources in the Form 10-K disclosure previously included in its Form 10-Q and revised substantially as follows:

Liquidity and Capital Resources

~~Historically, the~~The working capital needs of our business have ~~primarily~~historically been met and we expect will continue to be met through cash generated from management fees and incentive income earned by the Och-Ziff Operating Group from our funds and managed accounts. We expect that our primary liquidity needs over the next 12 months will be to:

~~• provide capital to facilitate the growth of our existing business;~~

Och-Ziff Capital Management Group LLC

January 30, 2009

¡	~~•~~ pay our operating expenses, primarily consisting of compensation and benefits, as well as any related tax withholding obligations, and general and administrative expenses; ~~• repay borrowings and related interest expense;~~

¡	repay borrowings and related interest expense;

¡	provide capital to facilitate the growth of our existing business;

¡	~~•~~ pay income taxes and amounts to our partners and the Ziffs with respect to the tax receivable agreement as discussed below;

¡	~~•~~ make cash distributions to holders of Och-Ziff Operating Group A Units and pay dividends to our Class A shareholders; and

¡	~~•~~ make planned distributions of the ~~D~~deferred ~~B~~balances to our partners and the Ziffs as discussed below.

Our funds’ ~~growth~~ assets under management and investment performance directly impact our ~~liquidity, including our ability to pay dividends to our Class A shareholders and the Och-Ziff Operating Group’s ability to make corresponding distributions to our partners and the Ziffs, as management~~ability to generate management fees and earn incentive income. Management fees earned from our funds have historically been the primary source of cash for our operating expenses and payments to our owners with respect to their interests in our business. ~~Our~~ Management fees generally range from 1.5% to 2.5% annually, or 0.375% to 0.625% quarterly, of assets under management. Management fees are paid to us at the beginning of each quarter, based on the amount of assets under management at the beginning of the quarter. Accordingly, changes in the quarterly beginning balances of fee-paying assets under management, whether due to fund investment performance and/or capital inflows and redemptions, together with any changes in management fee rates will generally result in changes to our management fee revenues from quarter to quarter. Net capital flows during the quarter may also impact management fees during the quarter, although the magnitude of this impact is dependent on the timing and size of the net flows.

In addition, ~~funds’ annual growth~~ the amount of assets under management and our funds’ investment performance drive how much incentive income we earn, which ~~historically~~ has been another important source of liquidity. ~~Our~~ Incentive income is typically equal to 20% of the net realized and unrealized profits earned for a full year that is attributable to each investor, but excludes unrealized profits on certain private investments. The only incentive income that is recognized during the first three quarters of any year relates to profits earned on fund investor redemptions during that quarter.

Accordingly, our revenues, and therefore cash available to fund operations, are directly impacted by the amount of our assets under management, which is determined by our funds’ investment performance and fund investor capital inflows and redemptions. To the extent our assets under management change, our total revenues will change. For example, as to management fees, a $1 billion change in assets under management would generally increase or decrease annual management fees and cash to fund operations by approximately $17 million, assuming no material changes in current management fee rates and taking into account non-fee paying assets under management. As to incentive income, if net profits attributable to a fee-paying fund investor were $1 billion, we generally would earn incentive income equal to $200 million, assuming no change in current incentive income rates. Most of our funds have a one-year high-water mark in any year when the fund experiences negative investment performance. This means that if an investor were to lose money in our fund in a current year, we would have to recoup that loss before incentive income could be earned in the following year. Even if the loss is not recouped up to the high-water mark during the year following the loss, the high-water mark is eliminated, allowing us to earn incentive income during the second year following the loss.

Investors in our funds as of December 31, 2008 generally experienced losses, resulting in a high-water mark for the investors in our funds. Accordingly, our funds’ investment performance in

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January 30, 2009

2009 will have to exceed the high-water marks for each such investor in order for us to earn incentive income with respect to their accounts in 2009. We are not required to meet any high-water marks for investors who experienced losses and subsequently redeemed their capital in 2008. Furthermore, any contributions from new or existing fund investors in 2009 would not be subject to any high-water mark in 2009.

As discussed in “Understanding Our Results – Revenues – Management Fees” and “ -- Our Funds’ Liquidity and Capital Resources,” we believe that we are able to monitor expected management fees and manage expenses in order to meet our operating needs. Our largest core operating expense historically has been annual incentive compensation, which is variable and discretionary based on our annual revenues and our funds’ investment performance. Accordingly, as our cash flow varies, we believe we have the flexibility to adjust this ~~major~~significant expense as needed to maintain ~~long-term~~sufficient liquidity.

Based on our historical results, management’s experience, our current business strategy and current assets under management, we believe that our existing cash resources together with cash generated from management fees will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least the next 12 months. In addition, as necessary, we believe that we will be able to adjust our expense infrastructure in order to maintain positive operating cash flow. Nevertheless, if we generate insufficient cash flows from operations to meet our short-term liquidity needs, we may ~~have to~~ borrow funds or sell assets.

We ~~anticipate, based on~~expect to meet our longer-term liquidity requirements, including the repayment of our debt obligations, through the generation of management~~’s experience and current business strategy, that our existing cash resources will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least the next 12 months. We expect our operating activities going forward to generate adequate cash flows to fund our normal operations. However, we believe that there may be a number of capital intensive opportunities for us to maximize our growth potential and flexibility in responding to opportunities and challenges. As a result~~ fees and incentive income. Over the long-term, we believe we will be able to increase our assets under management and realize positive fund investment performance, which we expect will allow us to generate greater management fee revenues and incentive income.

To maintain maximum flexibility to meet demands and opportunities both in the short and long-term, and subject to existing contractual arrangements, we may want to retain cash, or raise or borrow additional funds to:

¡	~~•~~ support ~~continued~~the future growth in our business;

¡	~~•~~ create new or enhance existing products and investment platforms in our private investments business;

¡	repay borrowings;

¡	~~•~~ pursue new investment opportunities; and

¡	~~•~~ develop new distribution channels.

We may also incur additional indebtedness or raise capital under certain circumstances in order for us to maximize our growth potential and flexibility in responding to opportunities and challenges. Current market conditions may make it more difficult or costly to raise or borrow additional funds. Excessive costs or other significant market barriers may limit or prevent us from maximizing our growth potential and flexibility.

Och-Ziff Capital Management Group LLC

January 30, 2009

In addition, the Company undertakes to provide in future filings, including the Form 10-K, disclosures about significant changes in sources of cash flows from period to period and the impact of the changes on the Company’s liquidity and capital resources.

* * * * * *

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests a teleconference to discuss any questions the Staff may have on the Company’s response. If you have any questions or need any additional information, please call the undersigned at (212) 790-0160.

Very truly yours,

OCH-ZIFF CAPITAL MANAGEMENT GROUP LLC

/S/ JOEL FRANK
By:	Joel Frank
Title:	Chief Financial Officer, Executive Managing Director and Director

cc:	Securities and Exchange Commission Tricia Armelin Anne McConnell Och-Ziff Capital Management Group LLC Jeffrey C. Blockinger